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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  BI Incorporated

Title of Class of Securities:  Common Stock

CUSIP Number:  055467203

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Neil J. Weisman, c/o Home Port Holdings, Inc., 139 West Saddle
   River Road, Saddle River, New Jersey 07458; (201) 818-0404

     (Date of Event which Requires Filing of this Statement)

                         January 9, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 055467203

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Neil J. Weisman

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         433,300

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         433,300

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         433,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.83%

14. Type of Reporting Person

         IN














































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The purpose of this Schedule 13D is to report the ownership of
Neil J. Weisman in the common stock (the "Shares") of BI
Incorporated (the "Issuer") of 5.83% of the Shares outstanding.

Item 1.  Security and Issuer

         Class and Title of Security:

         Common Stock

         The name and address of the principal executive and business office of the Issuer is:

         BI Incorporated
         6400 Lookout Road
         Suite 101
         Boulder, Colorado 80301

Item 2.  Identity and Background

         This statement is being filed on behalf of Neil J. Weisman (the "Reporting Person"). The Reporting Person is the general partner of Chilmark 21st Century Fund, L.P, a Delaware limited partnership (the "Partnership"), and has investment discretion over a managed account (the "managed account").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Neil J. Weisman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 433,300 Shares. All 433,300 Shares are held by either the Partnership or the managed account. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $3,680,481. The funds for the purchase of the Shares held in the Partnership and the managed account have come from the working capital


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         of the Partnership or the managed account.  No funds
         were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 433,300 Shares. Based on the Issuer's filing on Form 10-Q/A on October 29, 1997, as of October 24, 1997 there were 7,436,888 Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 5.83% of the outstanding Shares.
         The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person during the sixty days prior to January 9, 1998 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to January 9, 1998 through the date of this filing is filed herewith as Exhibit A.











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         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                                       /s/Neil J. Weisman
                                      ______________________
                                          Neil J. Weisman


Date: January 13, 1998



































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                    SCHEDULE OF TRANSACTIONS

  Date     Shares Purchased or (Sold)     Price Per Share
  ____      ________________________      _______________
12/01/97             75,500                    $7.251
12/02/97              8,000                     7.253
12/02/97              4,900                     7.255
12/03/97              7,200                     7.254
12/03/97              3,500                     7.257
12/04/97              6,000                     7.254
12/04/97              3,200                     7.258
12/05/97             12,800                     7.462
12/05/97              2,600                     7.47
12/08/97             11,000                     7.782
12/08/97              5,100                     7.785
12/09/97              2,000                     8.013
12/10/97              7,600                     8.253
12/10/97             20,000                     8.251
12/11/97              2,000                     8.263
12/11/97              1,500                     8.267
12/12/97              6,000                     8.425
12/15/97              6,700                     8.469
12/16/97              4,000                     8.491
12/17/97              5,000                     8.505
12/18/97              2,500                     8.485
12/19/97              9,200                     8.44
12/19/97              5,000                     8.443
12/22/97              9,300                     8.413
12/22/97              5,000                     8.415
12/24/97              8,000                     9.003
12/24/97             17,000                     9.002
01/02/98             13,000                     9.502
01/02/98              5,000                     9.505
01/06/98             23,400                     9.555
01/06/98             12,600                     9.556
01/07/98             48,900                     9.501
01/07/98             10,900                     9.502
01/09/98             68,900                     9.126














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